The Prudential Variable Contract Accounts

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

VIA EDGAR SUBMISSION

September 24, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Preliminary Proxy Statement on Schedule 14A

To the Securities and Exchange Commission:

On behalf of each of the Prudential Variable Contract Account-2, Prudential Variable Contract Account-10, and Prudential Variable Contract Account-11(each, a “Fund,” and collectively referred to as the “Funds”), we are responding herewith to telephone comments given by Ms. Sally Samuel of the SEC staff (the “Staff”) on September 22, 2014 with respect to a preliminary joint proxy statement filed by the Funds on Schedule 14A on September 12, 2014.

As discussed with Ms. Samuel, because a substantially similar preliminary joint proxy statement was also filed on September 12, 2014 by the Prudential Investments Funds and the Target Funds, the comments furnished by the Staff will be considered applicable to both proxy statements as relevant, and any corresponding revisions made in response to Staff comments will be incorporated into the definitive versions of both proxy statements.

1.	Comment

The proxy statement discloses that a proxy soliciting firm (D.F. King & Co.) may be used to solicit votes from Contractholders/ Participants. Schedule 14A requires disclosure of the estimated fees to be paid to a proxy soliciting firm.

Response

Although D.F. King & Co. has been retained as a proxy solicitor for this proxy, any fees and expenses incurred by D.F. King & Co. will be paid by the Funds’ manager, and not by shareholders. As a result, we do not believe that the Schedule requires disclosure of the estimated fees.

2.	Comment

The proxy statement should explicitly disclose that each of the subadvisers are affiliates of the Funds’ manager.

Response

The proxy statement already discloses on page 1 that the subadvisers are affiliates of the Funds’ manager.

3.	Comment

With respect to Proposal No. 2 in the proxy statement (to approve a policy to permit the Funds’ manager to enter into or materially amend subadvisory agreements with wholly-owned subadvisers without contractholder approval), there should be disclosure explaining when shareholders approved the existing manager-of-managers authority which is applicable to unaffiliated subadvisers.

Response

We will revise the sentence in the proxy statement to disclose when shareholders approved the existing manager-of-managers authority for the Funds.

4.	Comment

The proxy statement should indicate when the advisory agreements with the Funds’ subadvisers were last approved, as well as the other information with respect to the subadvisers required under Schedule 14A for approval of advisory agreements.

Response

Because shareholder approval of advisory agreements is not being sought in the proxy statement, we do not believe that Schedule 14A requires the inclusion of this information. However, we have included disclosure identifying when the subadvisory agreements were last approved by the Funds’Board.

5.	Comment

In the section of the proxy statement entitled “Voting Information,” please clarify in the opening paragraph that persons receiving the proxy statement have received the proxy statement because they have voting rights in one of the Funds.

Response

The disclosure has been clarified and expanded.

6.	Comment

In the section of the proxy statement entitled “Voting Information,” please disclose that interests or shares held by the insurance company will be voted in the same proportion as votes cast by shareholders. Also, in that same section, disclose that, due to proportional voting, a small number of shareholders may determine the outcome of a proposal.

Response

The disclosure has been clarified and expanded accordingly.

7.	Comment

In Proposal No. 1 (election of committee members) please confirm that the professional biographical information included for each of the nominees for election includes professional information for each nominee for the required 5-year period.

Response

Confirmed. The professional biographies included for each nominee for election disclose professional information for each nominee for the past 5-year time period.

8.	Comment

In Proposal No. 1 (election of committee members) in the subsection entitled “Leadership Structure and Qualifications of Nominees,” please clarify the discussion which indicates that Prudential Variable Contract Account-2 has a different number of Board Members than the other Funds, by indicating the number of Board Members of Prudential Variable Contract Account-2.

Response

The discussion and disclosure has been revised to explicitly identify the number of Board Members for Prudential Variable Contract Account-2.

10.	Comment

In Proposal No. 2 and Proposal No. 3 (to approve a proposal to designate each Fund’s investment objective as non-fundamental), please include, as required under Schedule 14A—Item 22, a detailed discussion of the material factors considered by the Board in approving each proposal.

Response

Based on our review of Schedule 14A—Item 22, we do not believe that Schedule 14A requires disclosure of the factors considered by the Board in approving these proposals. We would note that Item 22 would require such disclosure in the context of Board approval of an advisory agreement; however, the proposals contained in the proxy statement do not include any proposals relating to the approval of an advisory agreement.

11.	Comment

In Proposal No. 2 and Proposal No. 3 (to approve a proposal to designate each Fund’s investment objective as non-fundamental), please include, as required under Schedule 14A, a detailed discussion of the factors considered by the Board in approving each proposal.

Response

Based on our review of Schedule 14A and the items contained in Schedule 14A, we do not believe that Schedule 14A requires disclosure of the factors considered by the Board in approving these proposals. We would note that Schedule 14A would require such disclosure in the context of Board approval of an advisory agreement; however, the proposals contained in the proxy statement do not include any proposals relating to the approval of an advisory agreement.

12.	Comment

In Proposal No. 2, please include various clarifications, as set out below:

•	Include disclosure or explanation identifying examples of changes to subadvisory agreements for which shareholder approval would continue to be required even if shareholders approve Proposal No.2.

•	Clarify that, if shareholders approve Proposal No. 2, that shareholder approval would no longer be required for material changes to a subadvisory agreement, in addition to new agreements with wholly-owned subadvisers.

•	Provide an example(s) of the type(s) of subadvisory agreements for which shareholder approval would continue to be required, even if Proposal No. 2 is approved by shareholders.

•	Clarify the disclosure which explains that, if shareholders do not approve Proposal No. 2, that the Funds will continue to operate under the terms and conditions of the existing exemptive relief, as explained in the proxy statement.

Response

Based on these comments, Proposal No. 2 has been extensively revised and re-written. We believe that the revised and re-written discussion responds to the Staff’s comments.

13.	Comment

In the section entitled “Voting Information,” please provide the legal basis or authority for the discussion in the proxy statement which indicates that broker non-votes will count towards quorum for purposes of conducting a shareholder meeting.

Response

We do not believe that counting broker non-votes towards quorum is prohibited by the federal securities laws, and we believe that this practice is consistent with New York Stock Exchange regulations and requirements.

14.	Comment

The proxy card should include separate “for” and “withhold” check boxes next to each nominee’s name.

Response

After discussions with our proxy tabulator, Broadridge Financial Solutions, Inc., we have been advised that their systems cannot accommodate proxy cards which would contain separate check boxes for each nominee. In addition, based on our review of the proxy card requirements contained in Schedule 14A, we believe that the current formatting and composition of the proxy card satisfies the applicable requirements.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the proxy statement, (ii) SEC staff comments or changes to disclosure in the proxy statement in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the proxy statement; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

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